

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 3, 2009

Mr. Jeffrey Sherman
Chief Financial Officer
Pure Nickel, Inc.
Wellington Street West, Suite 900- 95
Toronto, Ontario, Canada M5J2N7

> **Re: Pure Nickel, Inc.**
> **Form 20-F for the Fiscal Year Ended November 30, 2008**
> **Filed May 19, 2009**
> **File No. 0-25489**

Dear Mr. Sherman:

We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended November 30, 2008

Selected Financial Data, page 9

1.   We note your disclosure that the acquisition of (old) Pure Nickel Inc., a private
        company incorporated on May 18, 2006 has been deemed a reverse takeover from
        a Canadian legal and accounting perspective. That is, (old) Pure Nickel Inc. is the
        acquirer for accounting purposes and the historical financial statements prior to
        the acquisition should be those of the accounting acquirer only. Therefore, it
        appears you should remove all of the financial information that pertains to
        Nevada Star Resources Corp. prior to the reverse takeover (e.g. financial
        information pertaining to the years ended November 30, 2004 and 2005).

2.   Please note the Instructions to Item 3.A of Form 20-F state you must provide
        selected financial data on a basis reconciled to U.S.GAAP for all periods for
        which you are required to reconcile the primary annual financial statements,
        which is three fiscal years. Please present US GAAP reconciled selected
        financial data, as of November 30, 2006 and for the period from May 18, 2006
        ((old) Pure Nickel Inc.'s inception date) through November 30, 2006.

Operating and Financial Review and Prospects, page 30

Overview, page 31

A. Operating Results, page 31

3.   We note that you have only provided a discussion of the changes in your results
        of operations for the fiscal year ended November 30, 2008 compared to the fiscal
        year ended November 30, 2007. However, Item 5 of Form 20-F requires a
        discussion of your financial condition, changes in financial condition and results
        of operations for each year for which financial statements are required, including
        the causes of material changes from year to year in financial statement line items.
        Please provide a discussion of the changes in your results of operations for the
        fiscal year ended November 30, 2007 compared to the period from May 18, 2006
        through November 30, 2006, or explain to us why you believe this information is
        not necessary for purposes of understanding your business.

Controls and Procedures, page 65

4.   We note your disclosure stating, "Based on that evaluation, our chief executive
        officer and chief financial officer have concluded that our current disclosure
        controls and procedures are adequate and effective to ensure that material
        information relating to the Company was made known to them by others,
        particularly during the period in which this Annual Report on Form 20-F was
        being prepared." If you are going to describe how your disclosure controls and
        procedures are effective, please address all aspects of the definition set forth in
        Rule 13a-15(e) of Regulation 13A. For example, you would need to revise your
        disclosure to clarify, if true, that your officers also concluded that your disclosure
        controls and procedures were effective to ensure that information required to be
        disclosed in the reports that you file or submit under the Act is recorded,
        processed, summarized and reported, within the time periods specified in the
        Commission's rules and forms. Alternatively, you may revise your disclosure to
        simply conclude that disclosure controls and procedures are either effective or not
        effective, as appropriate based on the evaluation.

Financial Statements

General

5.   The guidance in Item 8.A of Form 20-F requires that your present audited
        financial statements that cover your latest three fiscal years and such financial
        statements must be accompanied by an audit report. However, we note you have
        only included an audit report that opines on your financial statements as of and
        for the years ended November 30, 2007 and 2008. Please consult with your
        auditors and undertake whatever procedures are necessary to obtain an audit
        opinion for your financial statements as of November 30, 2006 and for the period
        from May 18, 2006 through November 30, 2006, and include this audit report in
        an amendment to your filing.

6.   On a related point, we note you have included two separate sets of consolidated
        financial statements within your document, which results in the presentation of
        duplicative financial statements and footnotes. Please consider revising your
        document to present one set of comparative financial statements that covers your
        latest three fiscal years.

Note 3 – Reverse Takeover Transaction, page F-9

7.   We note you have accounted for the share exchange between Nevada Star
        Resources Corp. and (old) Pure Nickel Inc. as a reverse takeover transaction that
        constitutes a business combination. Please provide to us the analysis you
        prepared to support Nevada Star Resources Corp. met the definition of a business,
        as defined by the Emerging Issues Committee of the Canadian Institute of
        Chartered Accountants (EIC 124) at the time of the share exchange.

8.   Please explain why you believe recording the cost of Nevada Star Resources
        Corp. (legal parent) based on the fair value of the shares issued by that entity in
        completing the reverse take-over complies with the guidance of Emerging Issues
        Committee of the Canadian Institute of Chartered Accountants (EIC 124). Under
        this guidance the fair value of the shares of the legal subsidiary ((old) Pure Nickel
        Inc.) is generally used to determine the cost of a purchase. However, if the
        quoted market price of the shares of the legal subsidiary is not indicative of fair
        value or if fair value is not otherwise reliably measurable, it would be appropriate
        to use the total fair value of the issued and outstanding shares of the legal parent
        prior to the exchange of shares in determining the cost of the purchase.

Note 8 – Share Capital, page F-14

9.   Tell us why you have not presented the 1:5 reverse stock split, which occurred on
        April 13, 2007, on a retroactive basis.

10.   Please revise your table of issued and outstanding share capital to present the effects of exchanging the shares in the reverse takeover on a retroactive basis. Share activity of the accounting acquirer (legal subsidiary) in a reverse takeover should be recast using the ratio of shares issued by the legal acquirer (legal parent) in the reverse takeover over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split.

After recasting, all share activity immediately before the reverse takeover transaction should sum to equal the number of shares issued by the legal acquirer. This should be followed by an entry showing the number of shares of the legal acquirer that were outstanding immediately before the event, along with the legal acquirer's net assets or liabilities received by the accounting acquirer. You may refer to the guidance in Section I.F of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note we believe the guidance issued by Emerging Issues Committee of the Canadian Institute of Chartered Accountants (EIC 10), is compatible with U.S. GAAP in this area.

Note 18 – Differences Between Generally Accepted Accounting Principles in Canada and the United States, page F-22

11.   We note for U.S. GAAP purposes you expense exploration costs relating to unproven mineral properties, and all costs that for Canadian GAAP purposes were capitalized and classified as Mineral Properties on your balance sheets. Tell us the extent to which these costs represent acquisition costs of mineral rights, which would be capitalized under U.S. GAAP in accordance with the guidance in EITF 04-02 and subject to impairment testing under SFAS 144 and EITF 04-3.

Engineering Comments

Nuvilik Property, Ungava, Quebec, page 28

12.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus your disclosure solely on your property.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief